Exhibit (h)(6)

Schedule A

To

EXPENSE LIMITATION AGREEMENT

Dated:	March 30, 2010
Revised:	November 7, 2013

Expense Limited Fund	End of Initial Term
PIMCO Balanced Income Fund	October 31, 2015
PIMCO Dividend and Income Builder Fund	October 31, 2013
PIMCO Emerging Multi-Asset Fund	October 31, 2012
PIMCO EqS Emerging Markets Fund	October 31, 2012
PIMCO EqS Pathfinder Fund®	October 31, 2011
PIMCO EqS® Dividend Fund	October 31, 2013
PIMCO EqS® Long/Short Fund	October 31, 2013

PIMCO Equity Series	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/ Henrik P. Larsen	By: /s/ Peter G. Strelow
Name: Henrik P. Larsen	Name: Peter G. Strelow
Title: Vice President	Title: Managing Director